FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 Press Release dated November 30, 2005
Document 2                 Material Change Report dated November 30, 2005


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
November 30, 2005                                                      TSXV: AGX

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $500,000 through the sale of approximately 5,000,000 units. The financing will consist of flow-through units and non flow-through units both priced at $0.10 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share. A finder's fee may be paid on some of the funds raised in accordance with Exchange policies. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
----------------------------
Richard W. Hughes
President


FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

             The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

Item 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.           DATE OF MATERIAL CHANGE - November 30, 2005.

Item 3.           NEWS RELEASE - News  Release  issued  November  30,  2005,  at
                  Vancouver, BC.

Item 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSXV: AGX) (the "Company") is pleased to announce that it has arranged a private placement for up to $500,000 through the sale of approximately 5,000,000 units.

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE - Amador Gold Corp. is pleased to announce that it has arranged a private placement for up to $500,000 through the sale of approximately 5,000,000 units. The financing will consist of flow-through units and non flow-through units both priced at $0.10 per unit. Each of the units will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share. A finder's fee may be paid on some of the funds raised in accordance with Exchange policies. The private placement is subject to regulatory approval.

                  The proceeds of the private placement will be used for exploration of the Company's Ontario properties and for general working capital.

Item 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7.           OMITTED INFORMATION - Not applicable.

Item 8.           EXECUTIVE OFFICER - Mr. R.W. Hughes
                                      President
                                      Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 30th day of November, 2005.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AMADOR GOLD CORP.
                                      (Registrant)


Date:    December 1, 2005             BY:  /S/ BEVERLY J. BULLOCK
                                      ---------------------------------------
                                      Beverly J. Bullock, Corporate Secretary


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